UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Termination of the Contract for Share Repurchase Trust

1.	Contract Amount of the Contract for Share Repurchase Trust (“Contract” or “Trust Contract”): KRW 1 trillion (KRW 1,000,000,000,000)

2.	Reason for Termination of the Trust Contract:

Due to completion of treasury shares repurchase which is equivalent to the Trust Contract amount and due to expiration of the Contract period, April 13, 2020 to April 12, 2021

3.	Trust Companies: Samsung Securities Co., Ltd.,

KB Securities co.,Ltd.,

and NH INVESTMENT & SECURITIES CO.,LTD.

5.	Date of Contract Termination: April 12, 2021

6.	Total Treasury Shares after Termination of the Trust Contract:

11,561,263 common shares (Equivalent to 13.26% of the total number of issued common shares)

7.	Others

•	In accordance with the article 176-2 of the Korean Enforcement Decree of the Financial Investment Services and Capital Markets Act, no resolution by the Board of Directors was required.

•	The number of common shares acquired by the contract to be terminated is 4,490,069 shares, and after the termination, the shares will be deposited to the company’s securities accounts.

8.	Share Acquisition Status through the Trust Contract

		Acquisition			Trust Contract Amount(KRW) as of each month-end (B)
Date	Type of Share	Number of Shares	Amount (KRW) (A)	Ratio(%) (A/B)
May 31, 2020	Common Share	165,048	28,485,058,000	2.85	1,000,000,000,000
June 30, 2020	Common Share	193,905	36,337,899,500	3.63	1,000,000,000,000
July 31, 2020	Common Share	323,472	61,447,851,000	6.14	1,000,000,000,000
August 31, 2020	Common Share	314,443	62,261,158,500	6.23	1,000,000,000,000
September 30, 2020	Common Share	743,013	141,144,726,000	14.11	1,000,000,000,000
October 31, 2020	Common Share	843,076	176,062,624,000	17.61	1,000,000,000,000
November 30, 2020	Common Share	927,508	218,306,501,000	21.83	1,000,000,000,000
December 31, 2020	Common Share	589,704	159,173,451,500	15.92	1,000,000,000,000
February 28, 2021	Common Share	60,000	16,859,588,500	1.69	1,000,000,000,000
March 31, 2021	Common Share	329,900	99,911,454,000	9.99	1,000,000,000,000

Total		4,490,069	999,990,312,000	100.00	1,000,000,000,000

9.	Status of Treasury Shares Holding after the Trust Contract Termination

	Total
Type of Share	Number of Shares	Ratio (%)	Amount (KRW)
Common Share	11,561,263	13.26	2,508,297,205,782

Total	11,561,263	13.26	2,508,297,205,782

*	The above Ratio is the ratio of treasury shares to the total issued common share of 87,186,835.
*

The above Number of Shares is the sum of 7,071,194 treasury shares held in the existing accounts and 4,490,069 shares received in the company’s securities accounts due to termination of the Trust Contract.

*

The above Amount (KRW) is the sum of the total value of the existing treasury shares of KRW 1,508,306,893,782 and the total value of the shares under the Trust Contract, terminated April 12, 2021, of KRW 999,990,312,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: April 13, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
	Name:	Chung, Kyung-Jin
	Title:	Head of Finance Office